UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rouse, Jr., William L.

   2201 Regency Road
   Suite 602
   Lexington, Kentucky  40503
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock               |3-31-9|J(2)| |341               |A  |$40.9375   |1,341              |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option (3)            |37.50   |     |    | |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |94   |04   |            |       |       |            |   |            |
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Option (3)            |33.00   |     |    | |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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Option (3)            |43.125  |     |    | |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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Option (3)            |52.75   |     |    | |           |   |7-29-|1-29-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |98   |08   |            |       |       |            |   |            |
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Common Stock Units (4)|1-for-1 |     |J   |V|172        |A  |     |     |Common Stock|172    |       |22,317      |D  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule
16b-3.
2. Payment of meeting and committee fees in Ashland stock.
3. Stock options under Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors.
4. Common Stock Units acquired pursuant to Ashland's Deferred Compensation and Stock Incentive Plan for
Non-Employee Directors, payable in cash or stock upon termination of service as of March 31, 1999, and exempt under Rule 16b-3. The price of the Common Stock Units on the applicable valuation dates ranged from $42.188 -
$49.00.
SIGNATURE OF REPORTING PERSON
William L. Rouse, Jr.
DATE
April 9, 1999